Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

Overview

We, Baiya, are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations in China through the Contractual Arrangements with Gongwuyuan which is a variable interest entity, and its subsidiaries, or collectively, “PRC operating entities”. Neither we nor our direct and indirect subsidiaries own any equity interests in the PRC operating entities.

Through Gongwuyuan, the VIE, we are building a human resource (“HR”) technology company utilizing our cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions in the flexible employment marketplace (the “Gongwuyuan Platform”). Our business currently focuses on two primary services: (i) entrusted recruitment services; and (ii) project outsourcing services in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region. As of this reporting date, our services cover over 5 provinces and 30 cities.

The Gongwuyuan Platform was launched in November 2019 to expand its offline flexible employment matching services. We have been strategically building the Gongwuyuan Platform with innovative product features that work together to provide greater user experience and improve the job referral and HR related services in the flexible employment marketplace.

We contract with domestic labor service companies to access the blue-collar labor to provide recruitment facilitation services to Customers and Employing Companies. The recruitment facilitation provides the customers with a variety of means of human resource solution, which includes direct employment (entrusted recruitment), outsourcing or labor dispatching. In the recruitment facilitation contract, we are contractually obliged to facilitate the human resource recruitment and ensure that blue-collar labor works for the Customers and Employing Companies for a designated period of times. We are also contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that we initially introduced. Under entrusted recruitment, project outsourcing and labor dispatching model, if the blue-collar labor has no working experience in the industry of the Customers or Employing Companies, the Company provides short term occupational training to the blue-collar labor prior to their admittance by the Customers or Employing Companies.

●	Entrusted recruitment service

Under entrusted recruitment service model, the Employing Companies and HR Service Companies are both confidential to each other, the Employing Companies select the labor candidates provided by us (and directly with the HR Service Companies, and HR Service Companies are not allowed to contact the Employing Companies). The Employing Companies directly submit recruitment requests for their recruitment needs, which typically include the number of blue-collar workers needed, work hours, the preferred and required skill sets, etc. (the “Overall Work Arrangement”).

Once the Overall Work Arrangement is established, we confirm the information regarding employment needs of the Employing Company. Subsequently, we negotiate with the labor service company to organize blue-collar workers. The labor service companies provide information of the workers and registers basic personal information of the workers for us. During the execution of the contract between the Company and the Employing Companies, we regularly communicate with the Employing Company to resolve issues and collect feedback on the performance of the blue-collar workers. We are responsible for briefing the workers for the Employing Companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and provides short term vocation training if needed. We consider that the customers simultaneously receive and consume the benefit in the service period designated by the contract term and we recognize the revenue over time since such blue-collar labor started to work for the Employing Companies. During the six months ended June 30, 2025 and 2024, we had $0.4 million and $38,454 of revenue from entrusted recruitment service, respectively.

●	Project outsourcing service

Under project outsourcing service model, we provide services to the Customers in order to fulfill their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the particular quantity and quality needs of the Customers.

Once the contract for project outsourcing is finalized, we makes arrangements with the HR Service Companies for the blue-collar workers for the assignments. We assume liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the Customers on a daily basis. We receive the service fee from Customers based on the accumulated assignment accomplished of the month. We consider that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. During the six months ended June 30, 2025 and 2024, we had $6.9 million and $6.8 million of revenue from project outsourcing service, respectively.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

●	The proper functioning of our Gongwuyuan Platform and its technology infrastructure is essential to our business. Any errors in or disruption to the PRC operating entities’ IT systems and infrastructure and those on which they rely could materially affect their ability to maintain the satisfactory performance of their platform and deliver consistent services to their clients.

●	The PRC operating entities rely heavily on their information systems, and any failure to properly protect privacy and to maintain and secure the PRC operating entities’ systems could seriously damage the PRC operating entities’ reputation, disrupt the PRC operating entities’ operations and harm their business.

●	The PRC operating entities rely on cooperation with third party companies for aspects of their business, which could result in disruption, increased costs, reputation risks and may adversely affect their business and results of operations.

●	Due to seasonal variations in demand for blue-collar workers and human resource related services, the PRC operating entities experience material fluctuations in their revenue streams which affect their ability to predict their quarterly results, and which may also cause quarterly results to vary from period to period.

●	Our customers may raise objection to and claim for compensation for the outsourcing arrangement carried out the PRC operating companies in completing relevant worker recruitment or labor assignments which could have a material adverse effect on our business operation and financial conditions.

Labor Costs

Our results of operations are affected by the labor cost in China which historically has been trending higher due to increased household spending, and declining labor supply in China in recent years due to an aging population and declining birth rates. COVID-19 has also contributed to this decline in China’s labor supply over the last three years as China imposed lockdowns and travel restricted policies to contain COVID-19. In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If a company fails to make adequate social insurance and housing fund contributions, the company may be required to make up the shortfall, pay the late fee and even subject to fines and legal sanctions. We believe these trends will very likely continue through the following years.

The following Tables shows data of declining labor supply since 2015 in China:

Year	The number of the working-age population (aged 16 – 59)	The proportion of the working-age population in total population
2015	91,096,000	66.30%
2016	90,747,000	65.60%
2017	90,199,000	64.90%
2018	89,729,000	64.30%
2019	89,640,000	64.00%
2020	89,436,000	63.35%
2021	88,222,000	62.50%
2022	87,556,000	62.00%
2023	84,681,000	61.30%
2024	85,798,000	60.90%

Source: National Bureau of Statistics of China

As a result of these factors, we believe that labor costs in China will steadily increase in 2024 and will very likely continue to increase over the following years. To address labor costs challenges, we plan to take several actions to mitigate these changes, such as: improving employee loyalty to reduce recruiting cost, getting more practical training for our employees to improve productivity, and relocating some of the operational functions to lower cost area.

Results of Operations

Comparison of the Six Months ended June 30, 2025 and 2024

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Net revenues	$7,261,545	100.0%	$6,791,902	100.0%	$469,643	6.9%
Cost of revenues	6,535,524	90.0%	6,305,256	92.8%	230,268	3.7%
Gross profit	726,021	10.0%	486,646	7.2%	239,375	49.2%

Operating expenses
Selling expenses	360,797	5.0%	35,042	0.5%	325,755	929.6%
General and administrative expenses	5,015,210	69.1%	327,064	4.8%	4,688,146	1,433.4%
Research and development expenses	75,605	1.0%	140,333	2.1%	(64,728)	(46.1)%
Total operating expenses	5,451,612	75.1%	502,439	7.4%	4,949,173	985.0%

Loss from operations	(4,725,591)	(65.1)%	(15,793)	(0.2)%	4,709,798	29,822.1%
Other income (expenses)
Interest income (expense), net	4,502	0.1%	(24,268)	(0.4)%	28,770	(118.6)%
Other income (expenses), net	5,156	0.1%	(8,885)	(0.1)%	14,041	(158.0)%
Other income (expenses), net	9,658	0.1%	(33,153)	(0.5)%	42,811	(129.1)%

Loss before income tax	(4,715,933)	(64.9)%	(48,946)	(0.7)%	4,666,987	9,535.0%

Less: income tax expense	19,769	0.3%	12,807	0.2%	6,962	54.4%
Net loss	(4,735,702)	(65.2)%	(61,753)	(0.9)%	4,673,949	7,568.8%

Less: net income / (loss) attributable to non-controlling interests	21,576	0.3%	(2,187)	(0.03)%	23,763	-1,086.6%
Net loss attributable to the Company	$(4,757,278)	(65.5)%	$(59,566)	(0.9)%	$4,697,712	7,886.6%

Net revenues

We generate revenues from recruitment facilitation services, which include 1) entrusted recruitment service, and 2) project outsourcing service, and other services that include software services and others. Total revenues increased by $0.5 million, or 6.9%, from $6.8 million for the six months ended June 30, 2024 to $7.3 million for the six months ended June 30, 2025. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Entrusted recruitment service	$358,986	4.9%	$38,454	0.6%	$320,532	833.5%
Project outsourcing service	6,902,559	95.1%	6,751,359	99.4%	151,200	2.2%
Other services	-	-%	2,089	0.03%	(2,089)	(100.0)%
Total	$7,261,545	100.0%	$6,791,902	100.00%	$469,643	6.9%

Revenue from entrusted recruitment service

Revenue from entrusted recruitment service accounted for 4.9% and 0.6% of total revenue for the six months ended June 30, 2025 and 2024, respectively. Revenue from entrusted recruitment service increased by $0.3 million, or 833.5%, from $38,454 for the six months ended June 30, 2024 to $0.4 million for the six months ended June 30, 2025. The increase is primarily attributed to China’s economy’s gradually recovery, and accordingly, our entrusted recruitment services started to gradually bounce back due to increased labor demand.

Revenue from project outsourcing service

Revenue from project outsourcing service accounted for 95.1% and 99.4% of total revenue for the six months ended June 30, 2025 and 2024, respectively. Revenue from project outsourcing service increased by $0.2 million, or 2.2%, from $6.8 million for the six months ended June 30, 2024 to $ 6.9 million for the six months ended June 30, 2025. Such increase was primarily due to the outsourcing revenues from our major customers, $0.8 million increase from Zhaoqing Branch of China Postal Group Limited, $0.2 million increased from Songjia Precision Technology (Dongguan) Co., Ltd. and $0.2 million increased from China Postal Express & Logistics Co., Ltd., which was partly offset by $1.0 million decreased from Zhongshan Branch of China Postal Group Limited. Our core business is outsourcing and based on our analysis of the current domestic market, we have identified the logistics and express delivery industry as one of the fastest-growing sectors in China. This industry is still rapidly expanding, and as a result, there is a significant demand for human resources, often offering higher salary levels, attracting a large workforce. Despite limited funds, our company has continued to focus on the logistics and express delivery industry, actively expanding our outsourcing services to postal companies. We are seeking opportunities, establishing a business foundation, and preparing for future business expansion. For example, we have been examining postal business tender documents from various regions and understanding market rates.

Revenue from other services

Revenue from other services accounted for nil and 0.03% of total revenue for the six months ended June 30, 2025 and 2024. During the six months ended June 30, 2024, the revenue generated from other services mainly represents software revenue of $2,089. In November 2019, Gongwuyuan launched enterprise version of its cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the Gongwuyuan Platform to supplement its offline services. The platform is currently in its preliminary stages, however, we have been and will continue to strategically develop and improve the Gongwuyuan Platform with product features that work together with our traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace.

Cost of revenues

Total cost of revenue increased by $0.2 million, or 3.7%, from $6.3 million for the six months ended June 30, 2024 to $6.5 million for the six months ended June 30, 2025.

The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	% of total costs	Amount	% total costs	Amount	%
Entrusted recruitment service	$274,452	4.2%	$33,929	0.5%	$240,523	708.9%
Project outsourcing service	6,261,072	95.8%	6,271,122	99.5%	(10,050)	(0.2)%
Other services	-	-%	205	0.003%	(205)	(100.0)%
Total costs	$6,535,524	100.0%	$6,305,256	100.0%	$230,268	3.7%

Cost of revenues for entrusted recruitment service increased by $0.2 million, or 708.9%, from $33,929 for the six months ended June 30, 2024 to $0.3 million for the six months ended June 30, 2025. Our cost of revenues of entrusted recruitment service primarily consists of referral and service fee paid to labor-provider companies. The percentage increase in the cost of revenues was 708.9%, as compared to 833.5% of increase in the revenues.

Cost of revenues for project outsourcing service decreased by $10,050, or 0.2%, from $6.3 million for the six months ended June 30, 2024 to $6.3 million for the six months ended June 30, 2025. Our cost of revenues of project outsourcing service primarily consists of outsourcing service fee paid to labor-provider companies. The increase in cost of revenues was in line with the increased revenue from project outsourcing service. The percentage decrease in the cost of revenue was 0.2%, as compared to 2.2% of increase in the revenues.

Cost of revenues for other service decreased by $205, or 100%, from $205 for the six months ended June 30, 2024 to $nil for the six months ended June 30, 2025.

Gross profit and gross margin

As a result of changes in revenues and cost of revenues, our blended gross profit increased by $0.2 million, or 49.2% from $0.5 million for the six months ended June 30, 2024 to $0.7 million for the six months ended June 30, 2025. Such an increase was mainly due to the $0.2 million increase in gross profit from project outsourcing service and $80,009 increase in gross profit from entrusted recruitment service, which was partly offset by the $1,884 decrease in gross profit from other services. Market conditions and labor costs can fluctuate over time due to supply and demand dynamics. If there is increased demand for labor or if wages have increased in the job market, it can lead to higher labor costs. The overall labor cost in China has increased in 2025 compared with 2024, we expect this increased labor cost will keep at current level or even slightly increase further for the near future due to unstable job market in China. In 2025, revenue from some of our existing outsourcing service major customers increased, we also expanded some new customers.

Operating expenses

Operating expenses increased by $4.9 million, or 985.0%, from $0.5 million for the six months ended June 30, 2024, to $5.5 million for the six months ended June 30, 2025. The change was mainly due to an increase of $4.7 million in general and administrative expenses and an increase of $325,755 in selling expenses , which were partly offset by a decrease of $64,728 in research and development expenses as explained below.

Selling expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses. Selling expense was $360,797 for the six months ended June 30, 2025, compared to $35,042 for the six months ended June 30, 2024, representing an increase of $325,755, or 929.6%, which was primarily due to the $260,533 increase in advertising and promotion expense and $67,690 increase in meal and entertainment expense, which was partly offset by $4,344 decrease in travel expenses.

General and administrative expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, office rent and management expenses, and office utilities and other office expenses. General and administrative expenses were $5.0 million for the six months ended June 30, 2025, as compared to $0.3 million for the six months ended June 30, 2024, representing an increase of $4.7 million, or 1,433.4%. The increase in general and administrative expenses were mainly due to increased professional fee by $1.9 million, increased telecom service expense by $0.2 million, increased HR service fee by $0.1 million, increased stock compensation expenses by $1.7 million, increased legal expenses by $0.5 million, increased audit fee by $0.1 million, increased travel expense by $0.1 million and increased payroll expense by $14,455.

Research and development expenses

Research and development expenses consisted mainly of salaries of staff in research and development function, network and platform maintenance expenses, office rent and utility expenses, as well as copyright, trademark, and patent expenses. Research and development expenses were $75,605 and $0.1 million for the six months ended June 30, 2025 and 2024, respectively.

Other income (expenses), net

Other income (expenses), net mainly consisted of interest income and other income, net with interest expenses. Other income (expenses), net was $9,658 for the six months ended June 30, 2025, mainly consisted of interest income of $4,502 and other income of $5,156. Other income (expenses), net was ($33,153) for the six months ended June 30, 2024, mainly consisted of interest expense of $24,268, and other expense of $8,885.

Income tax expense

Income tax expense was $19,769 and $12,807 for the six months ended June 30, 2025 and 2024, respectively.

Net loss

Our net loss to the Company was $4.7 million during the six months ended June 30, 2025, as compared to $61,753 net loss during the six months ended June 30, 2024. The increase in net loss in 2025 mainly resulted from increased operating expenses by $ 4.9 million, which was partly offset by decreased other expenses by $42,811 and increased gross profit by $0.2 million for the six months ended June 30, 2025, as explained above.

Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes our cash on-hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, borrowings, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

We currently plan to fund operations mainly through cash flow from our operations, obtain and renewal of bank borrowings, and support from major shareholders, if necessary, to ensure sufficient working capital. We had cash of approximately $0.91 million and $1.7 million, and had working capital of approximately $21.7 million and $66,004, as of June 30, 2025 and December 31, 2024, respectively.

Cash Flow Activities

Cash Flows for the Six Months Ended June 30, 2025 and 2024

The following is a summary of cash provided by or used in each of the indicated types of activities during the six months ended June 30, 2025 and 2024, respectively.

	For the Six Months Ended June 30,
	2025	2024
Net cash (used in) provided by operating activities	$(6,385,577)	$122,408
Net cash used in investing activities	(344,750)	-
Net cash provided by financing activities	5,960,329	1,241,467
Effect of exchange rate change on cash	11,406	(10,562)
Net increase (decrease) in cash	(758,592)	1,353,313
Cash, beginning of period	1,668,291	31,973
Cash, end of period	$909,699	$1,385,286

Operating Activities

Net cash used in operating activities was $6.4 million for the six months ended June 30, 2025, mainly derived from (i) net loss of $4.7 million, but adjusted by non-cash amortization of operating lease right-of-use assets, stock compensation expense, and allowance for credit loss total of $1.7 million; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in account receivable of $0.4 million; (b) an increase in prepaid expense and other current assets of $3.4 million; and (c) a decrease in outstanding accrued liabilities and other payables of $0.2 million; which was partly offset by (a) an increase in outstanding taxes payable of $0.1 million; (b) an increase in advance from customers of 0.1 million and (c) an increase in outstanding account payable of $0.3 million.

Net cash provided by operating activities was $122,408 for the six months ended June 30, 2024, mainly derived from (i) net loss of $61,753, but adjusted by non-cash amortization of operating lease right-of-use assets, depreciation expense and non-cash other income total of $903; (ii) net changes in operating assets and liabilities, principally comprising of (a) an increase in collection of account receivable of $1.1 million; (b) an increase in outstanding accrued liabilities and other payables of $111,947; and (c) an increase in outstanding taxes payable of $33,659; which was partly offset by ( (a) an increase in payment for advance to suppliers of $255,274; (b) an increase in payment for prepaid expense and other current assets of $87,503; (c) an increase in payment for account payable of $0.7 million; and (d) an increase in payment for non-current other payables of $20,790.

Net cash used in operating activities was $6.4 million for the six months ended June 30, 2025 compared with net cash provided by operating activities of $122,408 for the six months ended June 30, 2024, representing an increase in cash outflow of $6.5 million for the six months ended June 30, 2025 that was due to (i) increase in cash outflow from net loss by $4.7 million, partly offset by change of non-cash adjustments of $1.7 million, (ii) increase in cash outflow from accounts receivable by $1.4 million, (iii) increase in cash outflow from prepaid expenses and other current assets by $3.3 million; however, the increase in cash outflow was partly offset by (i) decrease in cash outflow on advance to suppliers by $0.2 million, and (ii) decrease in cash outflow on accounts payable by $1.0 million.

Investing Activities

Cash used in investing activities was $0.3 million and $nil for the six months ended June 30, 2025 and 2024. For the six months ended June 30, 2025, cash used in investing activities mainly consisted of loan to third party loan of $0.3 million.

Financing Activities

Cash provided by financing activities was $6.0 million for the six months ended June 30, 2025, including $8.0 million net proceeds from issuance of common stock, which was partly offset by cash outflow from loan to related parties of $1.9 million, $34,475 repayment to third party loan, and repayment of bank loans of $89,827.

Cash provided by financing activities was $1.24 million for the six months ended June 30, 2024, including $55,286 proceeds from bank loans, and $1.72 million cash inflow from repayment to and advance from related parties, but partly offset with bank loans repayment of $0.49 million and deferred IPO costs of $40,000.

Capital Expenditures

We did not make any material capital expenditures in the six months ended June 30, 2025 and 2024.

Contractual Obligations

We leases several office spaces for head office and branch offices. The following tables summarize our contractual obligations as of June 30, 2025.

Contractual Obligations	Total	Less than 1 year	1 – 3 years
Operating lease	$81,433	$72,246	$9,187
Loan payable to third parties	132,620	132,620
Bank Loan	28,639	28,639
Total	$242,692	$233,505	$9,187

The following tables summarize our contractual obligations as of December 31, 2024.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years
Operating lease	$58,415	$10,409	$21,723	$26,283
Loan payable to third parties	164,399	164,399
Bank Loan	117,345	117,345
Total	$340,159	$292,153	$21,723	$26,283

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025 and December 31, 2024.

Significant Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, as an emerging growth company, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for emerging growth companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements contained in our subsequent filings with the SEC may not be comparable to other public companies.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management makes about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, the assessment of the allowance for credit loss, and valuation allowance for deferred tax assets. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The impact of adopting the new revenue standard was not material to the Company’s consolidated financial statements and there was no adjustment to beginning accumulated deficit on January 1, 2018. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

We contract with the labor-demand side companies (employing companies) to facilitate the recruitment of blue-collar labor in PRC. Other than recruitment facilitation, we also contract with customers for ad hoc service such as advertising agent services and others. We consider that revenues from contracts with customers are generated from recruitment facilitation services which include 1) entrusted recruitment service, 2) project outsourcing service, 3) labor dispatching service and other services which include advertising agent services and others.

Recruitment Facilitation

We contract with domestic labor service companies to access blue-collar labor. The recruitment facilitation service is to connect the Customers and Employing Companies with the available blue-collar labor from either the Company or the HR Service Companies. The recruitment facilitation provides the customers with a variety of means of human resource solution, which includes direct employment (job matching or entrusted recruitment), outsourcing or labor dispatching. In recruitment facilitation contract, we are contractually obliged to facilitate the human resource recruitment and ensure that blue-collar labor works for the Employing Companies for a designated period of times. The Company is also contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that the Company initially introduced. Under entrusted recruitment, project outsourcing and labor dispatching model, if the blue-collar labor has no working experience in the industry of the Customers or Employing Companies, we provide short term occupational training to the blue-collar labor prior to their admittance by the Customer and Employing Companies.

We conclude the recruitment facilitation services meet all five criteria under Step 1: identify contracts with customers in accordance with ASC 606. The Company evaluates the contract with the Customers or Employing Companies to identify performance obligations. A performance obligation is a promise to transfer to the customer or Employing Company either 1) a good or service (or a bundle of goods or services) that is distinct; or 2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. We consider promises to the Customers or Employing Companies to include the recruitment activities that replenish the headcounts in the event of resignation.

We consider the promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, on-site monitor and management of the workers, and the commitment to replenish the labors in the event of resignation. The Company considers the service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training and replenishment cannot achieve employing companies’ the intended function and thus the Company considers different promises in recruitment facilitation as a single performance obligation.

●	Entrusted recruitment service

Under entrusted recruitment service model, the Employing Companies and labor service companies are both confidential to each other, the Employing Companies select the labor candidates provided by us (and directly with the labor service companies, and the labor service companies are not allowed to contact the Employing Companies). The Employing Companies directly submit recruitment requests to the Company for their recruitment needs, which typically include the number of blue-collar workers needed, work hours, the preferred and required skill sets, etc. (the “Overall Work Arrangement”).

Once the Employing Companies established the Overall Work Arrangement and submit the labor recruitment request, the Company confirms the information regarding employment needs of the Employing Companies and signs contracts with Employing Companies to provide entrusted recruitment services. Pursuant to the contracts, the Company’s promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, continuance monitoring of labor performance and commitment to replenish the labor in the event of resignation during the contract service period (usually no more than six months). The Company considers the different service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training, continuance monitoring of labor performances or replenishment cannot achieve Employing Companies’ intended request, all of which are the input or part of the combined performance obligation to be provided to the customers. The Company considers different promises in recruitment facilitation as a single performance obligation for each assigned labor recruitment. Within each frame contract with the Employing Company, the Company provides a bundle of services that are substantially the same and that have the same pattern of transfer to the customer.

We engage third-party labor service companies while providing entrusted recruitment services. The Company enters contracts with the third-party labor service companies to organize blue-collar worker candidates. The labor service companies provide information of the workers and register basic personal information of the workers for the Company. The third-party labor service companies will provide the required number of workers to the Company, and the Company will further communicate the specific employment request of the employing company with the blue-collar labor, perform preliminary screening and interview of the candidates, and then provide the employing companies with the labor candidates who are considered appropriate in terms of the skill set as requested. In many cases, the Company organizes on-site interviews for Employing Company to assist them for making the final employment decision.

The third-party labor service companies confirm and settle the service fee with the Company based on the number of the labor hours or workers provided to the Company that is considered satisfactory to the employing companies. We have the obligation to pay such service fee to the third-party labor service companies regardless of whether we received the consideration from the employing companies. If the labor candidates provided by such third-party labor companies were not selected by any of the customers, we have full right to keep or reject the workers provided by the third-party labor service companies and does not have any obligation to pay the third-party labor companies for the non-selected labor candidates. During the execution of the contract between the Company and the employing companies,w e regularly communicated with the employing company to resolve issues and collect feedback on the performance of the blue-collar workers. We are responsible for briefing the workers for the employing companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and providing short term vocational training if needed, and this is not the obligation of the third-party labor companies. When there is a vacancy caused by resignation, we need to find a replacement and will be responsible for the relevant cost incurred. We consider ourselves as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) we are primarily responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk (i.e., risk that the performance obligation will not be satisfied); (ii) having latitude in select third-party labor service companies and establish pricing, and bears the risk for services that are not fully paid for by customers. Therefore, we act as the principal of these services and reports revenue earned and costs incurred related to these transactions on a gross basis.

For entrusted recruitment services, there are two main types of price rate charging to the Employing Companies: (i) fixed monthly standard fee per worker, and (ii) fixed hourly rate per worker. There are no potential discounts, concession, rights of return or performance bonuses. We satisfy the performance obligation based on days passed over time during the contract service period (usually no more than six months); the customer simultaneously receives and consumes the benefits as their labor needs are satisfied through our performance during the service term. At the end of each month during the service period, we confirm with customers on the total number of workers as well as the total hours if it’s charged at hourly rate. For the workers with commitment to find a replacement due to bad performance or resignation that has not been provided, we do not consider the control of service being transferred. Where we have fulfilled the performance obligations and the customers confirmed the transfer of such service with the collectability being reasonably assured, we bill customers on monthly basis for the service that was provided and recognize revenue accordingly based on the monthly statement agreed with customers as services are delivered in accordance with the contracts.

●	Project outsourcing service

Under project outsourcing service model, we provide services to the Customers in order to fulfill their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the particular quantity and quality needs of the Customers. Once the contract for project outsourcing is finalized, we make arrangements with labor service companies for the blue-collar workers for the assignments. We assume liabilities, obligations and performance standards of the outsourced assignments, which includes the criteria on quality and quantity set up by the Customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the Customers on a daily basis. The Company receives the service fee from the Customer based on the accumulated assignment accomplished of the month.

We consider that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments. The company considers it as the principal in the transaction and records the revenue on a gross basis.

Other Services

The revenue generated from other services mainly represents software revenue and advertising agent revenue provided to China Post, which is recognized on net basis.

Accounts Receivable, Net

On January 1, 2023, we adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. The was no transition adjustment of the adoption of CECL.

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of credit loss allowance. The Company maintains allowances for credit loss for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment pattens, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Income Taxes

We account for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of June 30, 2025 and December 31, 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of June 30, 2025 and December 31, 2024.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this Update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company is currently evaluating the effect of adoption of this standard to its consolidated financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.